As filed with the Securities and Exchange Commission on September 18, 2017
Registration No. 333-215282

	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION

	Washington, D.C. 20549
	Post-Effective Amendment No. 1
	to

	Form S-1
	REGISTRATION STATEMENT

	UNDER
	THE SECURITIES ACT OF 1933

	Extraction Oil & Gas, Inc.
	(Exact Name of Registrant as Specified in its Charter)

Delaware	1311	46-1473923
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	370 17th Street, Suite 5300 Denver, Colorado 80202 (720) 557-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

	Russell T. Kelley, Jr. Chief Financial Officer 370 17th Street, Suite 5300 Denver, Colorado 80202 (720) 557-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

	Copies to:
	Douglas E. McWilliams Julian J. Seiguer Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐	Emerging growth company ☑
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement (Registration No. 333-215282) (the “Registration Statement”) on Form S-1 of Extraction Oil & Gas, Inc. (the “Company”), as originally declared effective by the Securities and Exchange Commission (the “SEC”) on January 10, 2017, is being filed pursuant to the Registrant’s obligation to file a post-effective amendment to the Registration Statement to include a prospectus required by Section 10(a)(3) of the Securities Act of 1933. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
The information included in this filing amends the above referenced Registration Statement and the Prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment No. 1. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

Subject to completion, Dated September 18, 2017
The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS

17,456,675 Shares
Extraction Oil & Gas, Inc.
Common Stock
This prospectus relates to the resale or other disposition of up to 17,456,675 shares of the common stock, par value $0.01, of Extraction Oil & Gas, Inc., a Delaware corporation, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The shares of our common stock covered by this prospectus are to be issued by us to the selling stockholders upon conversion of our Series A Convertible Preferred Stock (the “Series A Preferred Stock”), including any shares of Series A Preferred Stock that may be issued pursuant to our option to pay dividends on the Series A Preferred Stock in kind pursuant to the terms of the Certificate of Designations setting forth the terms of the Series A Preferred Stock. We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of any shares of common stock by the selling stockholders.
Our common stock trades on the NASDAQ Global Select Market under the symbol “XOG.” The last reported sales price of our common stock on September 15, 2017 was $13.79 per share. You are urged to obtain current market quotations for the common stock.
The selling stockholders may from time to time sell, transfer or otherwise dispose of any or all of their shares of common stock in a number of different ways and at varying prices. See “Plan of Distribution” for more information.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.
Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 3 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is , 2017

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) pursuant to which the selling stockholders named herein may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in this prospectus.
Neither we nor the selling stockholders have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

i

WATTENBERG FIELD
References herein to the “Wattenberg Field” or the “Wattenberg” refer to the Greater Wattenberg Area within the Denver-Julesburg Basin of Colorado as defined by the Colorado Oil and Gas Conservation Commission (the “COGCC”). The COGCC defines the Greater Wattenberg Area as those lands from and including Townships 2 South to 7 North and Ranges 61 West to 69 West, Sixth Principal Meridian.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and other reports and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at www.sec.gov. We make available free of charge on our website at www.extractionog.com our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider such information as part of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
We are “incorporating by reference” information that we file with the SEC. This means that we are disclosing important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date on the cover page of this prospectus.
We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2016 (our “Annual Report”);

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017;

•	our Current Reports on Form 8-K filed on December 1, 2016, March 21, 2017, May 12, 2017, July 18, 2017, July 19, 2017, August 3, 2017 and August 21, 2017; and

•	the information specifically incorporated by reference into our Annual Report from our Definitive Proxy Statement on Schedule 14A filed on April 6, 2017.
These reports contain important information about us, our financial condition and our results of operations.
The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Extraction Oil & Gas, Inc.
370 17th Street, Suite 5300
Denver, Colorado 80202
Telephone Number: (720) 557-8300
Attention: General Counsel

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PROSPECTUS SUMMARY
This summary description about us and our business does not contain all the information you should consider before investing in our securities. Important information is incorporated by reference into this prospectus. To understand this offering fully, you should read carefully the entire prospectus and the documents incorporated by reference, including “Risk Factors,” together with the additional information described under “Incorporation of Certain Documents by Reference.”
Overview
We are an independent oil and gas company focused on the acquisition, development and production of oil, natural gas and NGL reserves in the Rocky Mountain region, primarily in the Wattenberg Field of the Denver-Julesburg Basin (the “DJ Basin”) of Colorado.
Corporate Information
Our principal executive offices are located at 370 17th Street, Suite 5300, Denver, Colorado 80202, and our telephone number at that address is (720) 557-8300. Our website is located at www.extractionog.com. We make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	17,456,675 shares.
Common stock to be outstanding after the offering (1)	189,125,895 shares.
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.
Dividend policy
We do not anticipate paying any cash dividends on our common stock. In addition, our revolving credit facility, our 7.875% Senior Notes due 2021 and our 7.375% Senior Notes due 2024 (collectively, our “debt arrangements”) and the Series A Preferred Stock place certain restrictions on our ability to pay cash dividends.

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.
Listing and trading symbol	“XOG”

(1)
The number of outstanding shares as of September 15, 2017 includes the 17,456,675 shares of common stock issuable upon the conversion of our Series A Preferred Stock including any shares of Series A Preferred Stock that may be issued pursuant to our option to pay dividends on the Series A Preferred Stock in kind pursuant to the terms of the Certificate of Designations setting forth the terms of the Series A Preferred Stock, and excludes (i) 4,500,000 shares of common stock issuable upon exercise of options currently outstanding, of which none are currently are exercisable and (ii) an aggregate of approximately 10,217,210 shares of common stock reserved and available for future issuance under our long-term incentive plan (our “LTIP”), including 3,453,990 restricted stock units.

RISK FACTORS
An investment in our common stock involves a number of risks. You should carefully consider the risk factors and all of the other information incorporated by reference into this prospectus, including the risk factors set forth under “Item 1A. Risk Factors” in our Annual Report as updated by our subsequent Quarterly Reports on Form 10-Q and all of the other information set forth in this prospectus before making an investment decision. The risks and uncertainties incorporated by reference herein are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals. We cannot assure you that any of the events discussed in the risk factors incorporated by reference into this prospectus will not occur. If these risks occur, the trading price of our common stock could decline and you could lose some or all of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information discussed in this prospectus and the documents and other information incorporated by reference herein includes “forward-looking statements.” All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	federal and state regulations and laws;

•	capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;

•	risks and restrictions related to our debt agreements;

•	our ability to use derivative instruments to manage commodity price risk;

•	realized oil, natural gas and NGL prices;

•	a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGL and the availability of capital;

•	unsuccessful drilling and completion activities and the possibility of resulting write-downs;

•	geographical concentration of our operations;

•	our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil or natural gas in commercially viable quantities;

•	shortages of oilfield equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel;

•	adverse variations from estimates of reserves, production, production prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;

•
incorrect estimates associated with properties we acquire relating to estimated proved reserves, the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs of such acquired properties;

•	hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;

•	limited control over non-operated properties;

•	title defects to our properties and inability to retain our leases;

•	our ability to successfully develop our large inventory of undeveloped operated and non-operated acreage;

•	our ability to retain key members of our senior management and key technical employees;

•	constraints in the DJ Basin of Colorado with respect to gathering, transportation and processing facilities and marketing;

•	risks relating to managing our growth, particularly in connection with the integration of significant acquisitions;

•	impact of environmental, health and safety, and other governmental regulations, and of current or pending legislation;

•	changes in tax laws;

•	effects of competition; and

•	seasonal weather conditions.
Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.
All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section and elsewhere in this prospectus. Except as required by law, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

USE OF PROCEEDS
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY
We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. Additionally, our debt arrangements and the Series A Preferred Stock place certain restrictions on our ability to pay cash dividends.

PRINCIPAL AND SELLING STOCKHOLDERS
The shares of our common stock covered by this prospectus (the “Shares”) are to be issued by us to the selling stockholders upon conversion of our Series A Preferred Stock, including any shares of Series A Preferred Stock that may be issued pursuant to our option to pay dividends on the Series A Preferred Stock in kind pursuant to the terms of the Certificate of Designations setting forth the terms of the Series A Preferred Stock. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Shares owned by them, but make no representation that any of the Shares will be offered for sale. The following table sets forth the beneficial ownership of our common stock that is currently owned by:

•	each of the selling stockholders;

•	each person known to us beneficially own more than 5% of any class of our outstanding common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.
For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions” in our Annual Report.
All information with respect to common stock ownership of the selling stockholders has been furnished by or on behalf of the selling stockholders and is as of August 2, 2017. We believe, based on information supplied by the selling stockholders, that except as may otherwise be indicated in the footnotes to the table below, the selling stockholders have sole voting and dispositive power with respect to the common stock reported as beneficially owned by them, except to the extent this power may be shared with a spouse. Because the selling stockholders identified in the table may sell some or all of the Shares owned by them which are included in this prospectus, no estimate can be given as to the number of Shares available for resale hereby that will be held by the selling stockholders upon termination of this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock they hold in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), after the date on which they provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that the selling stockholders will sell all of the Shares beneficially owned by them that are covered by this prospectus, but will not sell any other shares of our common stock that they may presently own. The percent of beneficial ownership for the selling stockholders prior to this offering is based on, for each respective stockholder, the sum of 171,669,220 shares of our common stock outstanding as of the date of this prospectus and the number of shares of common stock into which such stockholder’s Series A Preferred Stock is convertible.
All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, selling stockholders, directors, or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Extraction Oil & Gas, Inc., 370 17th Street, Suite 5300, Denver, Colorado 80202.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares of Series A Preferred Stock Beneficially Owned	Number of Shares of Common Stock Issuable Upon Conversion Offered Hereby		Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percentage	Number	Number	Percentage	Number	Percentage
Selling Stockholders:
Bronco Investments II (EQ), LLC(1)	6,191,950	3.5%	100,000	9,421,784	5.5%	—	—
MTP Energy Master Fund LTD(2)	1,393,188	*	22,500	2,119,901	1.2%	—	—
MTP Energy Opportunities Fund II LLC(2)	1,157,894	*	18,700	1,761,873	1.0%	—	—
MTP EOF II IP LLC(2)	235,294	*	3,800	385,027	*	—	—
Triangle Peak Partners II, LP(3)	152,755	*	2,467	232,435	*	—	—
TPP II Annex Fund, LP(4)	156,842	*	2,533	238,653	*	—	—
MSD Energy Investments Private III, LLC(5)	4,068,156	2.4%	20,000	1,884,356	1.1%	2,829,766	1.5%
Arcadia Extraction Investors LLC(6)	2,426,882	1.4%	10,000	942,178	*	1,807,687	1.0%
YT Extraction Co Investment Partners, LP(7)	20,650,344	12.0%	5,000	471,089	*	20,340,747	10.8%
Gail B. Warden	258,220	*	150	14,132	*	248,933	*
Double D, LLC (8)	225,151	*	100	9,421	*	218,960	*
David McMichael Berwind III	17,441	*	30	2,826	*	15,584	*
5% Stockholders:
YT Extraction Co Investment Partners, LP(7)	20,650,344	12.0%	5,000	471,089	*	20,340,747	10.8%
Yorktown Energy Partners X, L.P.(9)	17,554,262	10.2%	—	—	—	17,554,262	9.3%
FMR LLC 10)	11,277,798	6.6%	—	—	—	11,277,798	6.0%
Bronco Investments (EQ), LLC(11)	10,510,377	6.1%	—	—	—	10,510,377	5.6%
BlackRock Inc.(12)	9,957,333	5.8%	—	—	—	9,957,333	5.3%
Named Executive Officers and Directors:
Mark A. Erickson(13)	6,369,191	3.7%	—	—	—	6,369,191	3.4%
Matthew R. Owens(14)	5,622,098	3.3%	—	—	—	5,622,098	3%
Russell T. Kelley, Jr. (15)	3,854,331	2.2%	—	—	—	3,854,331	2%
Tom L. Brock	185,436	*	—	—	—	185,436	*
John S. Gaensbauer (16)	147,941	*	—	—	—	147,941	*
Peter A. Leidel	133,916	*	—	—	—	133,916	*
Marvin M. Chronister	83,916	*	—	—	—	83,916	*
Patrick O’Brien	150,851	*	—	—	—	150,851	*
Wayne W. Murdy	133,916	*	—	—	—	133,916	*

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares of Series A Preferred Stock Beneficially Owned	Number of Shares of Common Stock Issuable Upon Conversion Offered Hereby		Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percentage	Number	Number	Percentage	Number	Percentage
Donald L. Evans	133,916	*	—	—	—	133,916	*
Executive Officers and Directors as a Group (10 total):	16,515,512	9.6%	—	—	—	16,515,512	8.7%

*	Less than 1%.

(1)
Bronco Investments II (EQ), LLC is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP (“OZ”) and OZ Management II LP (“OZII”), each a Delaware limited partnership. OZ and OZII are the principal investment managers to a number of investment funds and discretionary accounts (collectively, the “Accounts”). OZII is a wholly-owned subsidiary of OZ and, as such, OZ may be deemed to be the beneficial owner of the securities held in the Accounts managed by OZII. OZ’s sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. OZ is the sole member of Och-Ziff Holding II LLC (“OZHII”), a Delaware limited liability company, which serves as the general partner of OZII. Securities held by Bronco Investments II (EQ), LLC are beneficially held in Accounts managed by OZ and OZII. Each of OZ, OZII, OZHC, OZHII, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the securities held by Bronco Investments II (EQ), LLC.

(2)
MTP Energy Management LLC exercises voting and investment power over securities held for the accounts of MTP Energy Master Fund Ltd., MTP Energy Opportunities Fund II LLC and MTP EOF II IP LLC. Magnetar Financial LLC is the sole member of MTP Energy Management LLC, and Magnetar Capital Partners LP serves as the sole member and parent holding company of Magnetar Financial LLC. Supernova Management is the general partner of Magnetar Capital Partners LP. The manager of Supernova Management LLC is Mr. Alec Litowitz.

(3)
Triangle Peak Partners II General Partner, LLC is the general partner of, and may be deemed to beneficially own securities beneficially owned by Triangle Peak Partners II, L.P. Each of Michael C. Morgan, David L. Pesikoff and Dain F. DeGroff is a manager of, and may be deemed to beneficially own securities beneficially owned by Triangle Peak Partners II General Partner, LLC.

(4)
Triangle Peak Partners II General Partner, LLC is the general partner of, and may be deemed to beneficially own securities beneficially owned by TPP II Annex Fund, LP. Each of Michael C. Morgan, David L. Pesikoff and Dain F. DeGroff is a manager of, and may be deemed to beneficially own securities beneficially owned by Triangle Peak Partners II General Partner, LLC.

(5)
MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”) is the sole manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Energy Investments Private III, LLC. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.

(6)	Each of Kammy Moalemzadeh and Joshua Nabatian is a manager of, and may be deemed to beneficially own securities beneficially owned by, Arcadia Extraction Investors LLC.

(7)
YT Extraction Company LP is the sole general partner of YT Extraction Co Investment Partners, LP. YT Extraction Associates LLC is the sole general partner of YT Extraction Company LP. As a result, YT Extraction Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by YT Extraction Co Investment Partners, LP. YT Extraction Company LP and YT Extraction Associates LLC disclaim beneficial ownership of the common stock held by YT Extraction Co Investment Partners, LP in excess of their pecuniary interest therein. Peter A. Leidel is a manager of YT Extraction Associates LLC. Mr. Leidel disclaims beneficial ownership of the common stock held by YT Extraction Co Investment Partners, LP.

(8)	Each of D. Michael Berwind Jr. and Carol Berwind is a manager of, and may be deemed to beneficially own securities beneficially owned by, Double D, LLC.

(9)
Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy

Partners X, L.P. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners X, L.P. in excess of their pecuniary interest therein. Mr. Leidel is a manager of Yorktown X Associates LLC. Mr. Leidel disclaims beneficial ownership of the common stock held by Yorktown Energy Partners X, L.P.

(10)
Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(11) Bronco Investments (EQ), LLC is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP, a Delaware limited partnership (“OZ Management”). OZ Management’s sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZ Management, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the common stock held by Bronco Investments (EQ), LLC. The address for Bronco Investments (EQ), LLC is 9 West 57th Street, 39th Floor, New York, New York 10019.

(12)
The registered holders of the referenced shares are: (a) 2,438,801 shares of common stock in the Company held by SBC Master Pension Trust, (b) 1,893,858 shares of common stock in the Company held by Red River Direct Investment Fund II, L.P., (c) 473,464 shares of common stock in the Company held by BR/ERB Co-Investment Fund II, L.P., (d) 468,776 shares of common stock in the Company held by BlackRock Private Opportunities Fund III, L.P., (e) 506,839 shares of common stock in the Company held by The Lincoln National Life Insurance Company, (f) 274,206 shares of common stock in the Company held by BlackRock Private Equity Onshore Holdings IV, L.P., (g) 83,997 shares of common stock in the Company held by Vesey Street Employee Fund IV, L.P., (h) 116,712 shares of common stock in the Company held by Vesey Street Fund V, L.P., (i) 71,819 shares of common stock in the Company held by Vesey Street Fund V-M, L.P., (j) 917,529 shares of common stock in the Company held by Orange PEP Fund, L.P., (k) 417,017 shares of common stock in the Company held by NHRS Private Opportunities Fund, L.P., (l) 91,752 shares of common stock in the Company held by OV Private Opportunities, L.P., (m) 41,701 shares of common stock in the Company held by The Equity-Broadway League Private Equity Fund I, L.P., (n) 14,885 shares of common stock in the Company held by Arthur Street Fund IV, L.P., (o) 9,805 shares of common stock in the Company held by Vesey Street Fund IV, L.P., (p) 28,357 shares of common stock in the Company held by Special Credit Opportunities—Series A, a series of Special Credit Opportunities, L.P., (q) 11,480 shares of common stock in the Company held by Special Credit Opportunities—Series B, a series of Special Credit Opportunities, L.P., (r) 365,852 shares of common stock in the Company held by Special Credit Opportunities—Series C, a series of Special Credit Opportunities, L.P., (s) 385,359 shares of common stock in the Company held by BlackRock Credit Alpha Master Fund, L.P., (t) 132,597 shares of common stock in the Company held by CA 534 Offshore Fund, L.P., (u) 41,436 shares of common stock in the Company held by BlackRock Multi-Strategy Master Fund Limited, and (v) 190,608 shares of common stock in the Company held by The Obsidian Master Fund. Each of the foregoing registered holders is a fund or account managed by investment adviser subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such investment adviser entities. On behalf of such investment adviser entities, Jay Park, Sacha Bacro, and David Trucano, respectively as a managing directors of such entities, have voting and investment power over the shares held by the foregoing funds and accounts which are the registered holders of the referenced shares and units. Jay Park, Sacha Bacro, and David Trucano expressly disclaim beneficial ownership of all shares and units held by such funds and accounts. The address of such funds and accounts, such investment adviser subsidiaries and Jay Park is 1 University Square Drive, Princeton, NJ 08540 and the address of such funds and accounts, such investment adviser subsidiaries and Sasha Bacro and David Trucano is 55 East 52nd Street, New York, NY 10055.

(13)
Includes 271,956 shares of common stock held by Jane M. Erickson, 2,046,449 shares of common stock held by MAE Investment Properties 2016, LLC, 271,957 shares of common stock held by JME Investment Properties 2016, LLC, 81 shares of common stock held by MAE Holdings 2011 LLC and 2,210,770 shares of common stock held by Extraction Employee Incentive, LLC. Mr. Erickson has voting and dispositive power over these shares but disclaims beneficial ownership over these shares in excess of his pecuniary interest in these shares. MAE Investment Properties 2016, LLC and MAE Holdings 2011 LLC are entities owned by Mr. Erickson. Extraction Employee Incentive, LLC is an entity in which Mr. Erickson owns a membership interest.

(14)
Includes 1,944,898 shares of common stock held by OFI Properties LLC and 2,210,770 shares of common stock held by Extraction Employee Incentive, LLC. Mr. Owens has voting and dispositive power over these shares but disclaims beneficial ownership over these shares in excess of his pecuniary interest in these shares. OFI Properties LLC is an entity owned by Mr. Owens. Extraction Employee Incentive, LLC is an entity in which Mr. Owens owns a membership interest.

(15)
Includes 2,210,770 shares of common stock held by Extraction Employee Incentive, LLC. Mr. Kelley has voting and dispositive power over these shares but disclaims beneficial ownership over these shares in excess of his pecuniary interest in these shares. Extraction Employee Incentive, LLC is an entity in which Mr. Kelley owns a membership interest.

(16) Includes 70,019 shares of common stock held by Sierra Partners LLC. Mr. Gaensbauer is a partner at Sierra Partners LLC but disclaims beneficial ownership over these shares in excess of his pecuniary interest in these shares.

DESCRIPTION OF CAPITAL STOCK
The authorized capital stock of Extraction Oil & Gas, Inc. consists of 900,000,000 shares of common stock, $0.01 par value per share, of which 171,669,220 shares are issued and outstanding, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which 185,280 shares of Series A Preferred Stock are issued and outstanding.
The following summary of the capital stock and certificate of incorporation and bylaws of Extraction Oil & Gas, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law (the “DGCL”). Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by then that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.
Preferred Stock
Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.
Series A Preferred Stock
In connection with the consummation of our initial public offering (the “IPO”), we issued 185,280 shares of our Series A Preferred Stock to the holders of Extraction Oil & Gas Holdings, LLC’s (“Holdings”) Series B Preferred Units in conversion of such units. The Series A Preferred Stock is entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% per year (decreased proportionately to the extent such quarterly dividends are paid in cash). The Series A Preferred Stock is convertible into shares of our common stock at the election of the holders of the Series A

Preferred Stock (the “Series A Preferred Holders”) at a conversion ratio per share of Series A Preferred Stock of 61.9195. During the term beginning on April 9, 2017 (the “Lock-Up Period End Date”) until 18 months after the closing of the IPO, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 61.9195, but only if the closing price of our common stock trades at a 20% premium to our initial offering price for 20 of the 30 trading days immediately prior to such conversion, including the trading day immediately prior to such conversion. During the term beginning 18 months after the closing of the IPO until 36 months after the closing of the IPO, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 61.9195, but only if the closing price of our common stock trades at a 15% premium to our initial offering price for 20 of the 30 trading days immediately prior to such conversion, including the trading day immediately prior to such conversion. In the event that any shares of Series A Preferred Stock are converted within the first year after the closing of the IPO, the common stock issued upon such conversion will be subject to a 60-day lock-up period, which will end upon the earlier of the expiration of the 60-day period and the one-year anniversary of the closing of the IPO.
Upon a change of control, subject to the Series A Preferred Holders’ conversion right, the Series A Preferred Stock may be redeemed for cash in amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock; provided however, that if the change of control event occurs after 36 months after the closing of the IPO, the Series A Preferred Stock may be redeemed for cash in an amount equal to the liquidation preference. The Series A Preferred Stock matures on October 15, 2021, at which time they are mandatorily redeemable for cash at the liquidation preference.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law
Some provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Law
Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NASDAQ, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

We have elected to not be subject to the provisions of Section 203 of the DGCL.

Certificate of Incorporation and Bylaws
Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.
Among other things, our certificate of incorporation and bylaws:

•
establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•
provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•
provide that subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the authorized number of directors may be changed only by resolution of the board of directors;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock;

•
provide that special meetings of our stockholders may only be called by the board of directors (pursuant to a resolution adopted by a majority of the board), the chief executive officer or the chairman of the board;

•
provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•
provide that we renounce any interest in the business opportunities of (i) Yorktown or any of its officers, directors, employees, partners, affiliates and (ii) any portfolio company in which such entities or persons have an equity interest (other than us and our subsidiaries) (other than our directors that are presented business opportunities in their capacity as our directors) and that they have no obligation to offer us those investments or opportunities; and

•	provide that our bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors.
Forum Selection
Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim for a breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

•
any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.
Limitation of Liability and Indemnification Matters
Our bylaws limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Listing
Our common stock currently trades on the NASDAQ under the symbol “XOG.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the IPO, there had been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares were available for sale shortly after our IPO due to contractual and legal restrictions on resale. Nevertheless, as such restrictions have begun and continue to lapse, sales of a substantial number of shares of our common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.
Sales of Restricted Shares
After accounting for the shares issued in the Private Placement (as defined below), we have outstanding an aggregate of 171,669,220 shares of common stock. Of these shares, all of the 38,333,333 shares of common stock sold in the IPO are freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock are deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
In addition, in connection with the consummation of the IPO, we issued 185,280 shares of our Series A Preferred Stock to the holders of Holdings’ Series B Preferred Units in conversion of such units. The Series A Preferred Stock is convertible into shares of our common stock at the election of the Series A Preferred Holders at a conversion ratio per share of Series A Preferred Stock of 61.9195. During the term beginning on the Lock-Up Period End Date until 18 months after the closing of the IPO, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 61.9195, but only if the closing price of our common stock trades at a 20% premium to our initial offering price for 20 of the 30 trading days immediately prior to such conversion, including the trading day immediately prior to such conversion. During the term beginning 18 months after the closing of the IPO until 36 months after the closing of the IPO, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 61.9195, but only if the closing price of our common stock trades at a 15% premium to our initial offering price for 20 of the 30 trading days immediately prior to such conversion, including the trading day immediately prior to such conversion. In the event that any shares of Series A Preferred Stock are converted within the first year after the closing of the IPO, the common stock issued upon such conversion will be subject to a 60-day lock-up period, which will end upon the earlier of the expiration of the 60-day period and the one-year anniversary of the closing of the IPO. The Series A Preferred Holders hold 185,280 shares of Series A Preferred Stock, all of which are convertible into 11,472,440 shares of our common stock. See “Description of Capital Stock—Preferred Stock—Series A Preferred Stock.” The shares of common stock we issue upon such conversions would be “restricted securities” as defined in Rule 144 described below. However, such shares are currently eligible for sale pursuant to an exemption from registration under Rule 144, as more than six months have elapsed since the issuance of the Series A Preferred Stock and Rule 144(d)(iii)(2) permits holders of the Series A Preferred Stock to include the period during which they held Series A Preferred Stock when calculating the holding period for the shares of common stock into which such Series A Preferred Stock are convertible. See “Certain Relationships and Related Party Transactions—Series A Preferred Registration Rights Agreement” in our Annual Report.
On December 15, 2016, we issued 25,041,041 shares of common stock, at a price of $18.25 per share, in connection with the Private Placement (the “Private Placement”). A registration statement related to the shares issued in connection with the Private Placement has been filed with the SEC. Additionally, those shares held by non-affiliates are currently eligible for sale pursuant to an exemption from registration under Rule 144, as more than six months have elapsed since the Private Placement.

Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the IPO prospectus is entitled to sell such shares 90 days after the effective date of the IPO prospectus in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of the IPO prospectus.
Stock Issued Under Employee Plans
We previously filed a registration statement on Form S-8 under the Securities Act to register 23,000,000 shares of common stock issuable under our LTIP. Accordingly, shares registered under such registration statement became available for sale in the open market following the effective date, except for those shares that are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.
Registration Rights
Existing Owners Registration Rights Agreement
In connection with the closing of the IPO, we entered into the Existing Owners Registration Rights Agreement with Yorktown’s funds and certain of our existing equity holders. The Existing Owners Registration Rights Agreement provides for customary rights for these stockholders to demand that we file a shelf registration statement and certain piggyback rights in connection with the registration of securities. In addition, the agreement grants these stockholders customary rights to participate in certain underwritten offerings of our common stock that we may conduct.
Demand Rights
Subject to certain limitations, the equity holders party to the Existing Owners Registration Rights Agreement have the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of their shares of our common stock. We are required to provide notice of the request to certain other holders of our common stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, we will not be obligated to effect a demand registration (i) on or before the date that is twelve months after the closing of the IPO, (ii) on or before 180 days after any other registered underwritten offering of our equity securities, or (iii) if we are not otherwise eligible at such time to file a registration statement on Form S-3 (or any applicable successor form).
Piggyback Rights
Subject to certain exceptions, if at any time we propose to register an offering of equity securities or conduct an underwritten offering, whether or not for our own account, then we must notify the equity holders party to the Existing Owners Registration Rights Agreement of such proposal to allow them to include a specified number of their shares of our common stock in that registration statement or underwritten offering, as applicable.
Conditions and Limitations; Expenses
These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the Existing Owners Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.
Series A Preferred Registration Rights Agreement
In connection with the sale of the Series A Preferred Units, we entered into a Registration Rights Agreement with the Series A Preferred Holders pursuant to which we agreed to file a shelf registration statement within 45 days of the closing of the IPO registering the sale of the shares of common stock issuable upon conversion of the Series A Preferred Stock. Such registration statement was originally filed on December 22, 2016. Additionally, subject to certain exceptions and limitations, the Series A Preferred Holders have certain piggyback rights under such agreement, which allow the holders the option to include a specified number of the shares of common stock they receive following the conversion of their Series A Preferred Stock in any underwritten offering of our equity securities.
Private Placement Registration Rights Agreement
In connection with the closing of the Private Placement, we and the purchasers entered into a registration rights agreement (the “Private Placement Registration Rights Agreement”). Pursuant to the Private Placement Registration Rights Agreement, we agreed to (i) file a Registration Statement on Form S-1 with the SEC no later than the Mandatory Shelf Filing Date (as defined in the Private Placement Registration Rights Agreement) to register the shares sold in the Private Placement; provided, however, that if we have filed the registration statement on Form S-1 and subsequently become eligible to use Form S-3, we may elect, in our sole discretion, to (A) file a post-effective amendment to the registration statement converting such registration statement on Form S-1 to a registration statement on Form S-3 or (B) withdraw the registration statement on Form S-1 and file a registration statement on Form S-3; (ii) use our commercially reasonable efforts to cause such resale registration statement to be declared effective under the Securities Act by the Commission as soon as reasonably practicable after the Mandatory Shelf Filing Date; and (iii) use our commercially reasonable efforts to keep the registration statement continuously effective under the Securities Act until the earlier of (A) the date when all of the shares covered by such registration statement have been sold, and (B) the date on which all of the purchased shares cease to be registrable securities under the Private Placement Registration Rights Agreement. Such registration statement was filed with the SEC and declared effective on January 19, 2017.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•
persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.
Distributions
We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock
Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding on any gain realized upon the sale or other disposition of our common stock unless:

•
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•
the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market, such non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock, and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.
Backup Withholding and Information Reporting
Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.
Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

PLAN OF DISTRIBUTION
The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares or interests in the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders may sell their shares of common stock from time to time at the prevailing market price or in privately negotiated transactions.
The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	any other method permitted pursuant to applicable law and the terms of the Series A Preferred Registration Rights Agreement; and

•	a combination of any such methods of sale.
The selling stockholders may sell the shares at fixed prices, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ or any other exchange or market.
The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be underwriters within the meaning of the Securities

Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.
The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of their shares, including liabilities arising under the Securities Act. Under the Registration Rights Agreement entered into with the selling stockholders, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the Registration Rights Agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock. All other expenses of issuance and distribution will be borne by the selling stockholders.
The selling stockholders are subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.
To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act. Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We cannot assure you that the selling stockholders will sell all or any portion of our common stock offered hereby.
Under the Registration Rights Agreement entered into with the selling stockholders, we agreed to, subject to the terms, conditions and limitations of the Registration Rights Agreement, keep the registration statement of which this prospectus constitutes a part continuously effective under the Securities Act until the date when all of the shares covered by such registration statement have been sold or cease to be Registrable Securities thereunder (as such term is defined in the registration rights agreement).

LEGAL MATTERS
The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.
EXPERTS
The financial statements incorporated in this Registration Statement on Form S-1 by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The statements of operating revenues and direct operating expenses of Bayswater Properties acquired by Extraction Oil & Gas, LLC for the nine months ended September 30, 2016 and 2015 and the year ended December 31, 2015, incorporated by reference in this prospectus, have been so included in reliance on the report of KPMG LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended September 30, 2016 and 2015, incorporated by reference herein, the independent auditors have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report incorporated by reference in this prospectus, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “1933 Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.
The information incorporated by reference into this prospectus regarding estimated quantities of proved reserves of Extraction Oil & Gas, Inc., the future net revenues from those reserves and their present value as of December 31, 2016 is based on the proved reserve reports prepared by Ryder Scott Company L.P., our independent petroleum engineers. These estimates are incorporated by reference into this prospectus in reliance upon the authority of such firm as an expert in these matters.

INDEX TO PRO FORMA FINANCIAL STATEMENTS

Pro Forma Financial Statements (Unaudited)
Introduction	F-2
Statement of operations for the year ended December 31, 2016	F-3
Notes to unaudited pro forma financial statements	F-4

EXTRACTION OIL & GAS, INC.
PRO FORMA FINANCIAL STATEMENTS
(Unaudited)

Introduction
Extraction Oil & Gas, Inc. (the “Company”), was formed on October 12, 2016 upon the conversion of Extraction Oil & Gas, LLC, a Delaware limited liability company (“XOG”), into a Delaware corporation in connection with the initial public offering of the Company (the “Offering” or “IPO”) that closed on October 17, 2016. XOG was formed to engage in the acquisition, development and production of oil, natural gas and natural gas liquid reserves in the Rocky Mountains, primarily in the Denver-Julesburg Basin of Colorado. Prior to the Offering, Extraction Oil & Gas Holdings, LLC (“Holdings”) owned 100% of the membership interests in XOG. Prior to the Offering, Holdings was merged with and into XOG with XOG as the surviving entity (the “Corporate Reorganization”). The financial statements for the period January 1, 2016 through October 12, 2016 are based on the financial statements of the Company’s accounting predecessor, Holdings, prior to the Corporate Reorganization.
The unaudited pro forma statement of operations of the Company is based on the audited historical statement of operations for the year ended December 31, 2016, having been adjusted to give effect to the following transactions as if they occurred on January 1, 2016:

•
The Bayswater Acquisition as defined and described in “Business and Properties-October 2016 Acquisition” (the “Bayswater Acquisition”) in our Annual Report on Form 10-K (“Annual Report”), including the issuance of Series A Preferred Units and Series B Preferred Units to pay a portion of the purchase price for such acquisition;

•
The private offering of $550.0 million of unsecured 7.875% Senior Notes due 2021 (the “Senior Notes") as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Debt Arrangements” in our Annual Report;

•
The repayment and termination of a five year, $430.0 million term loan facility with a syndicate of lenders ("Second Lien Notes") as defined and described in "Financial Statements and Supplementary Data" in our Annual Report, with proceeds from the Senior Notes;

•	The issuance of Series A and Series B Preferred Units as described in “Business and Properties-Convertible Securities” in our Annual Report;

•	The Corporate Reorganization as described in “Business and Properties-Corporate Reorganization” in our Annual Report;

•
The Offering of approximately 38.3 million shares of the Company’s common stock and the use of the net proceeds therefrom as described in “Business and Properties-Initial Public Offering” in our Annual Report; and

•
The private placement of approximately 25.0 million shares of the Company’s common stock (the “Private Placement”) and the use of the net proceeds therefrom as described in “Business and Properties-Private Placement of Common Stock” in our Annual Report. The Private Placement, which resulted in the issuance of additional shares and is included in pro forma weighted average common shares outstanding.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except per unit / common share data)
(Unaudited)

	Company Historical	Bayswater Acquisition	Corporate Reorganization		Pro Forma Adjustments		Pro Forma Prior to Offering Adjustments	Offering Adjustments		Company Pro Forma
		(a)
Revenues:
Oil sales	$194,059	$37,376	$—		$—		$231,435	$—		$231,435
Natural gas sales	48,652	9,890	—		—		58,542	—		58,542
NGL sales	35,378		—		—		35,378	—		35,378
Total Revenues	278,089	47,266	—		—		325,355	—		325,355
Operating Expenses:
Lease operating expenses	62,043	4,915	—		—		66,958	—		66,958
Production taxes	20,730	3,347	—		—		24,077	—		24,077
Exploration expenses	36,422	—	—		—		36,422	—		36,422
Depletion, depreciation, amortization and accretion	205,348	—	—		23,096	(c)	228,444	—		228,444
Impairment of long lived assets	23,425	—	—		—		23,425	—		23,425
Other operating expenses	10,891	—	—		(10,000)	(d)	891	—		891
Acquisition transaction expenses	2,719	—	—		(2,555)	(e)	164	—		164
General and administrative expenses	232,388	—	—		(183,390)	(f)	48,998	—		48,998
Total Operating Expenses	593,966	8,262	—		(172,849)		429,379	—		429,379
Operating Income (Loss)	(315,877)	39,004	—		172,849		(104,024)	—		(104,024)
Other Income (Expense):
Commodity derivative loss	(100,947)	—	—		—		(100,947)	—		(100,947)
Interest expense	(68,843)	—	—		18,884	(g)(h)	(49,959)	7,255	(j)	(42,704)
Other income	386	—	—		—		386	—		386
Other Income (Expense)	(169,404)	—	—		18,884		(150,520)	7,255		(143,265)
Income (Loss) Before Income Taxes	(485,281)	39,004	—		191,733		(254,544)	7,255		(247,289)
Income Tax (Expense) Benefit	29,280	—	72,539	(b)	(3,170)	(i)	98,649	(2,757)	(j)	95,892
Net Income (Loss)	$(456,001)	$39,004	$72,539		$188,563		$(155,895)	$4,498		$(151,397)
Weighted Average Units Outstanding
Basic and Diluted (l)	333,248				(333,248)	(k)
Loss per Unit
Basic and Diluted (l)	$(0.69)
Pro Forma Weighted Average Common Shares Outstanding (k)
Basic and Diluted					108,461	(k)	108,461	63,374	(k)	171,835
Pro Forma Net Loss per Common Share (k)(l)
Basic and Diluted										$(0.98)	(m)(n)

EXTRACTION OIL & GAS, INC.
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

NOTE 1.    BASIS OF PRESENTATION
The unaudited pro forma financial information is derived from the Company’s December 31, 2016 financial statements. These historical financial statements include the financial statements of our accounting predecessor, Holdings, prior to the Corporate Reorganization. The unaudited pro forma financial statements were prepared in accordance with GAAP and pursuant to Regulation S-X Article 11.
The pro forma data presented reflects events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses. The adjustments are based on currently available information and certain estimates and assumptions. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.
The unaudited pro forma financial statements have been prepared on the basis that the Company will be taxed as a corporation, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K.
As a result of the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, incremental independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. The Company estimates these direct, incremental general and administrative expenses initially will total approximately $3.0 million per year, which are only partially reflected in the historical financial statements and in the unaudited pro forma financial statements for the period after the Offering through December 31, 2016.
NOTE 2.    BUSINESS COMBINATION

Bayswater Acquisition
The Bayswater Acquisition is accounted for using the acquisition method under ASC 805, Business Combinations (“ASC 805”) and reflected in the unaudited pro forma financial statements. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various estimates. These estimates are based on key assumptions related to the business combinations, including reviews of publicly disclosed information for other acquisitions in the industry, historical experience of the companies, data that was available through the public domain and due diligence reviews of the acquiree businesses.
 For purposes of measuring the fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma financial information, the Company has applied the guidance in ASC 820, Fair Value Measurements ("ASC 820"), which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. In addition, the unaudited pro forma financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the company may achieve as a result of the business combinations, the costs to integrate the operations of the companies or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

The acquisition closed October 3, 2016 and the seller received aggregate consideration of $405.3 million in cash, after customary purchase price adjustments. In February 2017, the Company completed the transaction’s post-closing settlement. The following table summarizes the purchase price allocation and the final allocation of fair values of assets acquired and liabilities assumed (in thousands):

Purchase Price	October 3, 2016
Consideration given
Cash	$405,335
Total consideration given (1)	$405,335
Allocation of Purchase Price
Proved oil and gas properties	$252,522
Unproved oil and gas properties	109,800
Total fair value of oil and gas properties acquired (2)	362,322
Goodwill (3)	$54,220
Working capital	(7,185)
Asset retirement obligations	(4,022)
Fair value of net assets acquired	$405,335
Working capital acquired was estimated as follows
Accounts receivable	$955
Revenue payable	(3,012)
Production taxes payable	(4,244)
Accrued liabilities	(884)
Total working capital	$(7,185)

(1)    Sources of cash are comprised of (i) $185.3 million from the issuance of the Series B Preferred Units, (ii) $147.3 million of borrowings under the credit facility, and (iii) $73.7 million raised from the issuance of Series A Preferred Units, less transaction costs associated with an option arrangement fee of $1.0 million.
(2)    Weighted average commodity prices utilized in the determination of the pro forma fair value of oil and gas properties was $53.24 per barrel of oil, $3.25 per Mcf of natural gas and $12.36 per barrel of oil equivalent of NGLs. The prices used were based upon commodity prices on October 3, 2016 using the NYMEX strip.
(3)    Goodwill was determined as the excess consideration exchanged over the fair value of Bayswater’s assets acquired and liabilities assumed. Goodwill is primarily attributable to a decrease in commodity prices from the time the acquisition was negotiated and commodity prices on October 3, 2016, and the operational and financial synergies expected to be realized from the acquisition.
Option to Acquire Additional Bayswater Assets
In connection with the closing of the Bayswater Acquisition, the Company was required to make a $10.0 million non-refundable payment for an option to purchase additional assets (“Additional Assets”) from the seller for an additional $190.0 million, for a total purchase price for the Additional Assets of $200.0 million. The option could have been be exercised at any time until March 31, 2017. If the Company did not exercise the option to acquire the Additional Assets, the seller would have had the right until April 30, 2017 to elect to sell those assets to the Company for an additional $120.0 million, for a total purchase price for the Additional Assets of $130.0 million. In March 2017, the Company entered into an amendment to this agreement with Bayswater to terminate both the Company’s and Bayswater’s options for no further consideration. The $10.0 million payment was expensed in the fourth quarter of 2016 in the historical financial statements.
NOTE 3.    PRO FORMA ADJUSTMENTS AND ASSUMPTIONS
The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma statement of operations for the year ended December 31, 2016:

(a)    Reflects the historical revenues and direct operating expenses from the assets acquired and liabilities assumed in the Bayswater Acquisition for the period from January 1, 2016, to October 2, 2016;
(b)    Reflects estimated incremental income tax provision associated with the Company’s pro forma results of operations assuming the Company’s earnings had been subject to federal and state income tax as a subchapter C corporation using a combined federal and state statutory tax rate of approximately 38%. This rate may be subject to change and may not be reflective of the Company’s effective tax rate for future periods;
(c)    Reflects adjustments to depletion, depreciation, amortization and accretion expense that would have been recorded had the Bayswater Acquisition occurred on January 1, 2015. The Company utilized reserve reports to estimate the useful lives of the acquired wells and depleted the capitalized costs on a units-of-production basis over the remaining life of proved and proved developed reserves, as described in the “Oil and Gas Properties” accounting policy footnote in our Annual Report. The depletion rate used was approximately $17.92 per BOE;
(d) Reflects the reversal of $10.0 million in non-recurring other operating expenses related to the $10.0 million non-refundable deposit related to the option to purchase the Additional Assets that was terminated;
(e)    Reflects the reversal of $2.6 million in non-recurring transaction costs related to the Bayswater Acquisition that were incurred for the year ended December 31, 2016;
(f)    Reflects the reversal of $172.1 million in non-recurring unit based compensation expense for the vesting of incentive units that occurred as a result of the offering and $11.3 million in non-recurring unit based compensation expense for the accelerated vesting of all previously outstanding RSUs that were vested in September 2016 in anticipation of the offering;
(g)    Reflects interest expense and amortization of debt issuance cost of $23.7 million associated with the 2016 Notes Offering offset by (i) a reduction in interest expense and amortization of debt issuance and debt discount costs of $34.2 million associated with the retirement of the second lien notes, which had an interest rate of approximately 10.7% and (ii) repayments and drawdown of borrowings under the revolving credit facility of $12.4 million, which has an interest rate of approximately 3.0%;
(h)    Reflects interest expenses and amortization of debt issuance costs of $4.0 million associated with the financing of the Bayswater Acquisition;
(i)    Reflects the associated income tax effect of pro forma adjustments, using an estimated combined federal and state statutory tax rate of approximately 38%, including the reversal of the tax impact related to non-tax deductible incentive unit compensation expense associated with the Offering, which results in a reduction of the effective tax rate and income tax expense associated with the pro forma adjustments;
(j)    Reflects (i) the elimination of remaining interest expense associated with the repayment of borrowings under the revolving credit facility, which has an interest rate of approximately 3.0% and (ii) the associated income tax effect. A change in interest rate of 0.125% would increase or decrease interest expense by approximately $0.3 million for the year ended December 31, 2016;
(k)    Reflects the issuance of 108.5 million shares of common stock in exchange for all of the membership interest in the Company, the issuance of 38.3 million shares of common stock associated with the Offering, and the issuance of 25.0 million shares of common stock associated with the Private Placement;
(l)    Reflects the weighted average units outstanding, the loss available to unit holders of approximately $229.9 million and the loss per unit prior to the Corporate Reorganization;
(m) Reflects basic and diluted earnings per common share for the issuance of shares of common stock in the Corporate Reorganization, the Offering, and Private Placement; and

(n)    EPS includes adjustments for Series A Preferred Stock dividends and accretion of discount not available to common shareholders. The following table sets forth the computation of pro forma basic and diluted loss per common share for the year ended December 31, 2016 (in thousands, except per share data):

Net Loss	$(151,397)
Pro forma adjustment to reflect Series A Preferred Stock dividend	(10,885)
Pro forma adjustment to reflect accretion of Series A Preferred Stock discount	(5,858)
Net loss used to compute pro forma net loss per share	$(168,140)
Pro Forma Weighted Average Common Shares Outstanding
Basic and Diluted	171,835
Pro Forma Net Loss Per Common Share
Basic and Diluted	$(0.98)
NOTE 4. SUPPLEMENTARY DISCLOSURE OF OIL AND GAS OPERATIONS

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to the Company’s proved reserves reflect the effect of income taxes for both federal and state income taxes. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management’s opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of the Company’s proved oil and gas properties. The data presented should not be viewed as representing the expected cash flow from or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

The following table provides a pro forma rollforward of the total proved reserves for the year ended December 31, 2016, as well as pro forma proved developed and proved undeveloped reserves at the beginning and end of the year, as if the the Bayswater Acquisition reflected occurred on January 1, 2016:

	Extraction Oil & Gas Historical (Mboe)	Bayswater Acquisition (Mboe)	Pro Forma (Mboe)
Proved developed and undeveloped reserves:
January 1, 2016	158,647	—	158,647
Revisions of previous estimates	(7,621)	(8,446)	(16,067)
Purchase of reserves	41,281	7,534	48,815
Extensions, discoveries and other additions	56,699	2,635	59,334
Sale of reserves	—	—	—
Production	(10,940)	(1,723)	(12,663)
December 31, 2016	238,066	—	238,066
Proved developed reserves:
January 1, 2016	30,142	—	30,142
December 31, 2016	48,498	—	48,498
Proved undeveloped reserves:
January 1, 2016	128,505	—	128,505
December 31, 2016	189,568	—	189,568
The pro forma standardized measure of discounted estimated future net cash flows was as follows as of December 31, 2016 (in thousands):

	Extraction Oil & Gas Historical	Bayswater Acquisition	Pro Forma
Future crude oil, natural gas and NGL sales	$4,610,848	$—	$4,610,848
Future production costs	(1,429,202)	—	(1,429,202)
Future development costs	(1,579,628)	—	(1,579,628)
Future income tax expense	(42,859)	—	(42,859)
Future net cash flows	1,559,159	—	1,559,159
10% annual discount	(836,163)	—	(836,163)
Standardized measure of discounted future net cash flows	$722,996	$—	$722,996

The changes in the pro forma standardized measure of discounted estimated future net cash flows were as follows for 2016 (in thousands):

	Extraction Oil & Gas Historical	Bayswater Acquisition	Pro Forma
January 1, 2016	$835,883	$—	$835,883
Sales of crude oil, natural gas and NGL, net	(195,316)	(39,004)	(234,320)
Net changes in prices and production costs	(325,236)	(54,180)	(379,416)
Net change in future development costs	(49,213)	(1,343)	(50,556)
Extensions and discoveries	96,982	5,355	102,337
Acquisitions of reserves	156,675	132,655	289,330
Sale of reserves	—	—	—
Revisions of previous quantity estimates	19,161	(99,692)	(80,531)
Previously estimated development costs incurred	123,085	42,335	165,420
Net change in income taxes	(17,611)	—	(17,611)
Accretion of discount	83,588	20,929	104,517
Other	(5,002)	(7,055)	(12,057)
December 31, 2016	$722,996	$—	$722,996

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimates.

SEC registration fee	$43,947
Accountants’ fees and expenses	150,000
Legal fees and expenses	100,000
Miscellaneous	20,000
Total	$327,894

Item 14.	Indemnification of Directors and Officers
Our bylaws provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
Our bylaws also contain indemnification rights for our directors and our officers. Specifically, our bylaws provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.
We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.
We have entered into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

Item 15.	Recent Sales of Unregistered Securities

In connection with the completion of the IPO, Extraction Oil & Gas Holdings, LLC merged with and into us and we were the surviving entity to such merger, with the equity holders in Extraction Oil & Gas Holdings, LLC, including the holders of restricted units and incentive units, receiving membership interests in us using an implied equity valuation for us prior to the offering based on the initial public offering price to the public for our common stock set forth on the cover page of the IPO registration statement and the relative levels of ownership in Extraction Oil & Gas Holdings, LLC immediately prior to the consummation of the IPO, pursuant to the terms of the limited liability company agreement of Extraction Oil & Gas Holdings, LLC.
The issuance of such membership interests did not involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that such issuance was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.
On December 15, 2016, we issued 25,041,041 shares of common stock, at a price of $18.25 per share, in connection with the Private Placement. The Private Placement resulted in approximately $457.0 million of gross proceeds and approximately $441.8 million of net proceeds (after deducting placement agent commissions and our expenses). The issuance of such common stock did not involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that such issuance was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and financial statement schedules
See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings
(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)      To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b)          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 18, 2017.

Extraction Oil & Gas, Inc.

By:	/s/ MARK A. ERICKSON
Mark A. Erickson
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on September 18, 2017.

Name	Title

/s/ Mark A. Erickson	Chief Executive Officer and Chairman (Principal
Mark A. Erickson	Executive Officer)

*	Director and President
Matthew R. Owens

*	Chief Financial Officer (Principal Financial Officer)
Russell T. Kelley, Jr.

*	Vice President, Chief Accounting Officer (Principal
Tom L. Brock	Accounting Officer)

*	Director
John S. Gaensbauer

*	Director
Peter A. Leidel

*	Director
Marvin M. Chronister

*	Director
Patrick D. O’Brien

*	Director
Wayne W. Murdy

*	Director
Donald L. Evans

By: /s/ Mark A. Erickson Mark A. Erickson Attorney-in-fact

Exhibit Number	Description
*2.1
Form of Stakeholders’ Agreement by and among Extraction Oil & Gas Holdings, LLC, Extraction Oil & Gas, LLC, and the other signatories thereto (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form S-1 (File No. 333-213634) filed with the commission on September 26, 2016)

*2.2
Agreement and Plan of Merger, dated October 17, 2016, by and between Extraction Oil & Gas, Inc. and Extraction Oil & Gas Holdings, LLC. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*3.1
Certificate of Incorporation of Extraction Oil & Gas, Inc., dated October 11, 2016 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 14, 2016)

*3.2
Certificate of Designations of Series A Preferred Stock of Extraction Oil & Gas, Inc., filed with the Secretary of State of the State of Delaware on October 17, 2016 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*3.3
Bylaws of Extraction Oil & Gas, Inc., dated October 11, 2016 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 14, 2016)

*4.1
Amended and Restated Registration Rights Agreement, dated October 17, 2016, by and among Extraction Oil & Gas, Inc. and the other persons named therein (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*4.2
Registration Rights Agreement, dated October 3, 2016, by and among Extraction Oil & Gas, LLC, Extraction Oil & Gas Holdings, LLC and the other persons named therein (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*4.3
Indenture, dated July 18, 2016, by and among Extraction Oil & Gas Holdings, LLC, Extraction Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A (File No. 333-213634) filed with the Commission on September 26, 2016)

*4.4
Supplemental Indenture, dated October 17, 2016, by and among Extraction Oil & Gas, Inc., Extraction Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*4.5
Second Supplemental Indenture, dated October 11, 2016, by and among Extraction Oil & Gas, Inc., Extraction Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-37907) filed with the Commission on August 9, 2017)

*4.6
Third Supplemental Indenture, dated June 29, 2017, by and among Extraction Oil & Gas, Inc., Extraction Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-37907) filed with the Commission on August 9, 2017)

*4.7
Registration Rights Agreement, dated as of December 15, 2016, by and among Extraction Oil & Gas, Inc. and the purchasers named therein (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on December 16, 2016)

*4.8
Indenture, dated August 1, 2017, by and among Extraction Oil & Gas, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on August 3, 2017)

*5.1
Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered (incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form S-1 (File No. 333-215282) filed with the Commission on December 22, 2016)

Exhibit Number	Description
*10.1
Extraction Oil & Gas, Inc. 2016 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-214089) filed with the Commission on October 13, 2016)

*10.2
Form of Restricted Stock Unit Award Agreement (for Employees) (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 (File No. 333-214089) filed with the Commission on October 13, 2016)

*10.3
Form of Restricted Stock Unit Award Agreement (for Directors) (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (File No. 333-214089) filed with the Commission on October 13, 2016)

*10.4	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-8 (File No. 333-214089) filed with the Commission on October 13, 2016)
*10.5
Amended and Restated Credit Agreement, dated as of August 16, 2017, by and among Extraction Oil & Gas, Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent and issuing lender, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the commission on August 21, 2017)

*10.6
Employment Agreement dated as of October 11, 2016 among the Company, XOG Services, LLC, and Mark A. Erickson (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 14, 2016)

*10.7
Employment Agreement dated as of October 11, 2016 among the Company, XOG Services, LLC, and Matthew R. Owens (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 14, 2016)

*10.8
Employment Agreement dated as of October 11, 2016 among the Company, XOG Services, LLC, and Russell T. Kelley, Jr. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 14, 2016)

*10.9	Indemnification Agreement (Mark A. Erickson) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)
*10.10	Indemnification Agreement (Matthew R. Owens) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)
*10.11
Indemnification Agreement (Russell T. Kelley, Jr.) (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*10.12
Indemnification Agreement (John S. Gaensbauer) (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*10.13	Indemnification Agreement (Peter A. Leidel) (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)
*10.14
Indemnification Agreement (Marvin M. Chronister) (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*10.15
Indemnification Agreement (Patrick D. O’Brien) (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 21, 2016)

*10.16
Employment Agreement effective as of November 1, 2016 among the Company and Tom L. Brock (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 31, 2016)

*10.17
Amended and Restated Employment Agreement effective as of November 1, 2016 among the Company and Tom L. Brock (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on November 22, 2016)

Exhibit Number	Description
*10.18	Indemnification Agreement (Tom L. Brock) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on October 31, 2016)
*10.19	Indemnification Agreement (Donald L. Evans) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on December 16, 2016)
*10.20	Indemnification Agreement (Wayne M. Murdy) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on December 16, 2016)
*10.21
Common Stock Subscription Agreement, dated as of December 12, 2016, by and among Extraction Oil & Gas, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-37907) filed with the Commission on December 12, 2016)

15.1	Letter of KPMG LLP
21.1	List of subsidiaries of Extraction Oil & Gas, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ryder Scott Company, L.P.
23.3	Consent of KPMG LLP
*23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
*24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Company’s Registration Statement on Form S-1 (File No. 333-215282) filed with the Commission on December 22, 2016)
*99.1
Ryder Scott Company, L.P. Summary of Reserves at December 31, 2016 for Extraction Oil & Gas, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (File No. 3001-37907) filed with the commission on March 13, 2017)

*	Previously filed.